October 30, 2019

Brian P. Lynch
Chief Financial Officer
Callaway Golf Company
2180 Rutherford Road
Carlsbad, California 92008

       Re: Callaway Golf Company
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Form 8-K Filed on August 8, 2019
           Response letter dated October 18, 2019
           File No. 001-10962

Dear Mr. Lynch:

       We have reviewed your October 18, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 20, 2019 letter.

Response Letter Dated October 18, 2019

Form 10-Q for the Quarter Ended June 30, 2019
Note 18. Segments, page 34

1. We note from your response to our prior comment 2 that you have structured your management teams to oversee the design, sales, marketing and operations of the golf club and golf ball operations as one single Golf Equipment business with a separate management team to oversee the soft goods business. Please tell us if there is any discrete financial information available for the golf ball product line and the golf clubs product line. If so, please tell us the nature of the information and if the CODM receives this information for use in making resource allocation decisions and assessing performance.
 Brian P. Lynch
Callaway Golf Company
October 30, 2019
Page 2
Form 8-K furnished August 8, 2019
Exhibit 99.1 Earnings Release, page 1

2. We note from your response in Exhibit A that you intend to include a table which reconciles the non GAAP forecasted amounts to their comparable GAAP measure. We also note that you include Adjusted EBITDA in the table. Please confirm that you will reconcile the Adjusted EBITDA guidance to net income, its most comparable GAAP measure. If you are unable to provide this reconciliation without unreasonable efforts, please revise to disclose that fact. See Item 10(e)(1)(i)(B) of Regulation S-K and Question
         102.10 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures, updated April 4, 2018.
        You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact Melissa Raminpour at (202) 551-3379 with any other questions.



FirstName LastNameBrian P. Lynch                              Sincerely,
Comapany NameCallaway Golf Company
                                                              Division of
Corporation Finance
October 30, 2019 Page 2                                       Office of
Manufacturing
FirstName LastName